NEWS RELEASE
February 23, 2012	Release 02-2012

WESTERN COPPER AND GOLD’S CASINO PROJECT
TO MAKE SIGNIFICANT CONTRIBUTION TO YUKON’S ECONOMY

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to announce the results of a study on the potential economic impact of the Casino project on Yukon and Canada recently completed by MNP LLP (the “MNP Report”).

The report highlights the impressive cumulative economic effect that developing Casino will have on Yukon and Canada during the project’s construction and operation. The Casino project is estimated to contribute $9.8 billion to Canada’s Gross Domestic Product (“GDP”), create 55,000 full-time equivalent positions (“FTE”), and generate $2.8 billion in wages and salaries. Other than the quantified economic benefits, the Casino project will also provide training opportunities and improve territorial infrastructure.

The MNP Report estimates the GDP generated in Yukon by the construction of Casino at $271 million, or 19% of Yukon’s 2009 GDP. The construction phase is estimated to contribute $1.6 billion to Canada’s economy while generating 18,000 FTEs resulting in $899 million in wages and salaries across Canada.

During each of its 23 years of operations, the Casino mine is expected to contribute $270 million to Yukon’s economy; the equivalent of 19% of Yukon’s 2009 GDP. Operation of the mine is estimated to contribute $356 million to Canada’s GDP annually while creating 1,600 FTEs and generating $82 million in wages and salaries across Canada.

“There is no doubt that the development and operation of Casino will have a monumental effect on the Yukon,” said Dale Corman, Chairman and CEO of Western Copper and Gold. “In addition to the obvious revenue generation and job creation, there will be other benefits including training and educational opportunities, and increased support for local development and infrastructure. We have always known Casino is a world-class asset; we are thrilled to see what a positive effect its development will have on the Yukon’s economy and communities.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

* MNP LLP. Economic Impacts of the Casino Mine Project. Published January 2012.

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On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO
For more information please contact Paul West-Sells, President & COO or Julie Kim Pelly, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the proposed plan of arrangement and the expected timing and structure thereof; anticipated listings and trading and the expected timing thereof; anticipated regulatory approvals; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed plan of arrangement and proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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